EXHIBIT 3
NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
 ______________________________
BY-LAWS

The following document of Navistar International Corporation is filed herewith:

3.1	Third Amended and Restated By-Laws of Navistar International Corporation effective October 5, 2012, as amended as of June 23, 2020 (marked to indicate all changes from the October 5, 2012 bylaws).